

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

Via E-mail
Karen Zederej
Chief Executive Officer
AxoGen, Inc.
13859 Progress Boulevard, Suite 100
Alachua, Florida 32615

> **Re: AxoGen, Inc.**
> **Amendment No. 1 to Registration Statement**
> **on Form S-1**
> **Filed June 21, 2013**
> **File No. 333-188597**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed March 12, 2013**
> **File No. 000-16159**

Dear Ms. Zederej:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Please revise your summary to highlight the material terms of your arrangement with PDL and explain why you chose the arrangement over other forms of financing.

2. Refer to our prior comment 4. Please revise further to clarify the exclusion of oral cavity use here and elsewhere as appropriate.

3. Refer to our prior comment 5. Please disclose here that the RANGER study is an observational study and disclose the number of patients on which the 87% cited recovery

rate is based. Please make corresponding changes in your discussion of the study in the Business section and disclose the recovery rate observed in autograft cases in addition to your disclosure of the rate observed in conduit cases.

AxoGen's revenue depends solely on three products, page 7

4.   Please clarify that Cook may terminate the agreement if you do not generate reasonable commercial sales of products as verified by a third party.

AxoGen is a party to a Royalty Contract which requires it to pay royalty fees, page 12

5.   Please disclose the range of the payments you expect to make under the agreement. In addition, revise to disclose, as you have indicated in your response, that it appears that PDL will exercise its put option and explain the reasons why.

PDL Royalty Contract has a Change of Control provision, page 12

6.   Please disclose the amount of the change of control payment, as it appears it could significantly negatively impact your ability to execute a change of control, or tell us why you do not believe that disclosure is necessary.

Management's Discussion and Analysis, page 28

Critical Accounting Policies, page 32

7.   We see your discussion that goodwill represents certain IP and a licensing royalty arrangement related to the LecTec business prior to the merger. Please explain why amounts related to IP and a licensing royalty arrangement are included goodwill.

8.   We note your response to our prior comment 13 and your disclosure that you are accruing interest using the specified internal rate of return of the put option. Please revise to indicate why you are using the internal rate of return of the put option rather than the repayment terms disclosed on page 36 and in Note 7 to your financial statements. Explain the judgments and underlying assumptions that led to this decision and the impact on your financial statements if your assumptions were to change. We refer you to FR-72 and SEC Release No. 33-8040.

Liquidity and Capital Resources, page 35

9.   In light of the significance of the Royalty Contract with PDL and the related required future payments, please revise to include a discussion of all significant terms, obligations and expected future payments related to the PDL agreement and the expected impact on your liquidity. Your discussion should include the minimum payments you are required

to make under the agreement each period and the amount of any guaranteed return to PDL. Refer to SEC Release 33-8350 and Instruction 5 to Item 303(a) of Regulation S-K.

10.   Refer to the last sentence in the first paragraph under the caption "Cash Flow Information". Please revise to clarify the effect of the PDL transaction and your license agreements on your future capital requirements.

Government Regulations, page 51

11.   We note your disclosure that "the FDA will end the period of enforcement discretion . . . if the FDA finds that AxoGen does not meet the conditions for the transition plan." Please disclose whether you would be prohibited from distributing the Avance Nerve Graft if this occurs.

12.   Please revise further the second bullet point on page 52 to briefly describe the material steps necessary to bring your quality system into compliance with 21 CFR Sections 210 and 211, and to discuss associated costs.

PDL Biopharma, Inc. Revenue Interests Purchase Agreement, page 62

13.   Please provide your analysis of how PDL's right to participate in the offering complies with Section 5 of the Securities Act of 1933, since it appears that you made an offer of securities prior to filing your registration statement.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

14.   We see that you present the proceeds from the issuance of the note payable net of the repayments of long term debt in your statements of cash flows on page F-6. Please revise to present the proceeds from the issuance of the $20.8 million note payable gross and separately disclose the repayment of long term debt under cash flows from financing activities. Please note that the payment of long term debt with proceeds from the note payable should not be reflected as a non-cash activity. Refer to FASB ASC 230-10-45.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

15.   Please refer to our prior comment 23. Please clarify for us how you have determined that gross revenue recognition is appropriate for the products you distribute. As part of your response, please indicate whether you are responsible for fulfillment, if you take general inventory risk, whether you or Cook Biotech establish the pricing for products, if you

change the products in any way prior to resale and who has credit risk. Please explain to us your consideration of guidance in FASB ASC 605-45-45.

Note 7. Long-Term Debt /Note Payable, page F-14

16.   We note your disclosure included in the table on page F-14 relating to the Revenue Interest Purchase Agreement with PDL. Please revise the table to provide a clear description of the terms of the debt and the repayment terms, including the interest rate through September 2014 and the percentage of product revenue applicable to later periods. In addition to the range of quarterly repayment amounts currently disclosed, please provide investors with the annual repayment amounts through 2020. Please revise other sections of the filing to be consistent. Refer to the disclosure requirements of Rule 5.02 (22) of Regulation S-X, which indicates that the general character and rate of interest of each type of debt should be disclosed.

17.   We note your response to comment 25; however, we continue to believe that notwithstanding your request for confidential treatment, your disclosure must include a discussion of terms which are currently not described. The following several comments are intended to provide guidance in this respect.

18.   We note the disclosure on page F-15 that you are accruing interest using the specified internal rate of return of the put option. Please revise to disclose all significant terms of the put option, including the specified internal rate of return. Refer to the disclosure requirements of Rule 5.02 (22) of Regulation S-X, which indicates that the general character and rate of interest of each type of debt should be disclosed.

19.   Please revise to disclose the specified internal rate of return to PDL related to the change of control or call option and indicate how this in considered in the amounts recorded in your financial statements. Refer to the disclosure requirements of Rule 5.02 (22) of Regulation S-X.

20.   We also note from your response to our prior comment 25 that each quarterly payment is treated as a re-payment of principal if applicable, plus interest, and the reduction in principal is calculated using the implicit rate. Please clarify in your filing how amounts are applied to interest and principal. Clarify what implicit rate is being used to calculate the reduction to principal and explain how this was determined. Refer to the disclosure requirements of Rule 5.02 (22) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Emilio Ragosa